MATERIAL CHANGE REPORT
51-102F3

Item 1 Name and Address of Company

Metalla Royalty & Streaming Ltd. (the "Company" or "Metalla")
Suite 501, 543 Granville Street
Vancouver, British Columbia V6C 1X8

Item 2 Date of Material Change

September 16, 2020

Item 3 News Release

A news release dated September 16, 2020 was disseminated and filed on SEDAR with applicable securities commissions.

Item 4 Summary of Material Change

The Company has entered into a purchase and sale agreement with Morgan Stanley Capital Group, Inc. ("Morgan Stanley") to acquire an existing 27.5% price participation royalty interest (the "Royalty") on Karora Resources Inc.'s ("Karora") operating Higginsville Gold Operations for total consideration of up to US$6.5 million payable in common shares of the Company ("Metalla Shares").

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company has entered into a purchase and sale agreement with Morgan Stanley to acquire a Royalty on Karora's operating Higginsville Gold Operations ("Higginsville") for total consideration of up to US$6.5 million payable in Metalla Shares.

The Royalty is a 27.5% price participation royalty interest on the difference between the London pm fix gold price and AUD$1,340/oz gold price on the first 2,500 ounces per quarter for a cumulative total of 34,000 ounces of gold. The Company will satisfy the consideration for the Royalty by issuing Metalla Shares representing up to US$6.5 million in value based on the fifteen (15) trading day volume-weighted average price on the NYSE American prior to closing, less any royalty payments received by Morgan Stanley prior to the closing date of the transaction. The transaction is subject to other customary closing conditions, including obtaining the requisite TSXV and NYSE American approvals and Foreign Investment Review Board approval from the Government of Australia. The transaction is expected to close in Q4.

As more particularly described in the Company's 2020 Annual Information Form, the Company has also terminated an existing agreement to purchase four (4) non-producing royalty interests (the "Exploration Royalty Portfolio") payable by four (4) tenement holders (each, a "Tenement Holder") due to the exercise of the pre-emptive rights held by each Tenement Holder in respect to their respective interest in the Exploration Royalty Portfolio.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable

Item 8 Executive Officer

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Item 9 Date of Report

September 16, 2020